                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ___________

                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13(d)-2(b)
                               (Amendment No. 3)*



                            CROWN BOOKS CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    22810100
                                 (CUSIP Number)


                                  May 13, 1998
            (Date of Event Which Requires Filing of this Statement)



  Check the Appropriate box to designate the rule pursuant to which this
Schedule is filed.



        [_]  Rule 13d-1(b)

        [_]  Rule 13d-1(c)

        [_]  Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                              ------------------------
  CUSIP NO.  228210100               13G                 Page 2 of 5 Pages
--------------------------                              ------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS.
      Dart Group Corporation

      53-0242973
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      -0-**
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      -0-**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)
12

      HC
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILING OUT!

 **This amendment to Schedule 13G (this "Amendment") is being filed pursuant to Rule 13d-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). Crown Books Corporation ("Crown") was formed under the laws of the State of Delaware in February 1982 to acquire ownership of Crown Books East Corporation and Crown Books West Corporation from Thrifty Corporation and Dart Group Corporation, a Delaware corporation ("Dart"). Since Crown's registration of its common stock, par value $.01 per share (the "Common Stock"), in February 1984 under Section 12(g) of the Act, Dart has retained approximately 50.4% of the Common Stock. In 1993, Dart acquired an additional .9% of the Common Stock. As of May 12, 1998, Dart held 52.3% of the outstanding shares of Common Stock. On May 13, 1998, Richfood Holdings, Inc., a Virginia corporation ("Richfood"), accepted for purchase, pursuant to a tender offer, shares representing approximately 96% of the outstanding common stock, $1.00 par value per share, of Dart. Accordingly, under the rules and regulations of the Securities and Exchange Commission, Richfood acquired indirect beneficial ownership of the Common Stock as of such date. Dart became a wholly-owned subsidiary of Richfood on May 18, 1998. Concurrently with this Amendment, Richfood has filed a
Schedule 13D to report that, as a result of the acquisition of Dart, Richfood is now the indirect beneficial owner of the Common Stock. Pursuant to Exchange Act Release No. 13,291 (Feb. 24, 1977), Dart, as a wholly-owned subsidiary of Richfood, no longer is required to report its beneficial ownership of the Common Stock on Schedule 13G.



Item 1(a).  Name of Issuer:

            Crown Books Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 75th Avenue, Landover, Maryland 20785

Item 2(a).  Name of Persons Filing:

            Dart Group Corporation


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            3300 75th Avenue, Landover, Maryland 20785

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 par value per share

Item 2(e).  CUSIP Number:

            22810100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [_] Broker or dealer registered under Section 15 of the
                Exchange Act;

            (b) [_] Bank as defined in section 3(a)(6) of the Exchange Act;

            (c) [_] Insurance company as defined in section 3(a)(19) of the
                Exchange Act;

            (d) [_] Investment company registered under section 8 of the
                Investment Company Act;

            (e) [_] An investment advisor registered in accordance with Rule
                13d-1(b)(1)(ii)(E);

            (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [_] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;

            (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:     -0-
                                            ----------------------------------

            (b)  Percent of Class:          0%
                                   -------------------------------------------

            (c)  Number of shares as to which such person has:


                 (i)    sole power to vote or to direct the vote -    -0-
                                                                   -------------

                 (ii)   shared power to vote or to direct the vote -    -0-
                                                                     -----------

                 (iii)  sole power to dispose of or to direct
                        the disposition of -         -0-
                                             -------------------------------

                 (iv)   shared power to dispose of or to
                        direct the disposition of -         -0-
                                                    --------------------------

Item 5.     Ownership of Five Percent or Less of a Class.

            If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].



Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.

Item 7. Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

            Not Applicable.



                                   Signature
                                   ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 26, 1998            DART GROUP CORPORATION




                                By:    /s/ John E. Stokely
                                   ----------------------------
                                        John E. Stokely
                                        President and Chief Executive Officer